UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated June 12, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: June 13, 2006	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

PORTAL RESOURCES SEES POTENTIAL 8 KILOMETER LONG PROSPECTIVE COPPER/GOLD PORPHYRY ZONE AT ANCHORIS PROJECT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) provides the following update on the 89 kilometer IP geophysical program at the Company’s Anchoris copper-gold porphyry project.  Anchoris is the most advanced project area within the Company’s 100% controlled, 700 square mile San Rafael land package located 300 kilometers south of Mendoza, Argentina.  The project area consists of a series of copper-gold porphyry zones along a 15-kilometer long northwest striking structural corridor featuring recent to Permian-Triassic age volcanic centers. This structural corridor lies within a much larger porphyry trend which hosts the El Teniente mine 200 kilometers to the northwest. El Teniente is the world’s largest porphyry copper deposit with resources of 12.6 billion tonnes grading 0.62% copper (Economic Geology Volume 100/5 August 2005).

The Company, on February 21, initiated the 89 line kilometer geophysical Induced Polarization (IP) survey to better define three large outcropping porphyry targets. As shallow alluvial sand and basalt cover mask most of the La Julia, La Tortora and La Chilca-Buitres mineralized zones, the IP survey is essential to define the known porphyries and guide drilling.

La Tortora Target – 39.5 line kilometers of pole-dipole IP survey has been completed. The survey has outlined a continuous moderate to strong IP chargeability anomaly with low resistivity associated with a strong phyllic-potassic altered porphyry along a strike length of 4,400 meters open to the southeast and northwest. The anomaly varies in width from 400 to 1,000 meters and is associated with copper-gold mineralization. Previous exploration at La Tortora has defined high grade zones in outcrop and in trenches with 45m of 0.60% copper and 0.35 g/t gold along strike and as well 37.7 meters grading 1.00% copper and 0.14 g/t gold across the zone. Four reverse circulation drill holes along the northwestern 2,400 meter portion of the IP anomaly range in value from 0.25-0.36 % copper and 0.11-0.20 g/t gold over intervals of 45-144 meters (open to depth). Within these mineralized zones quartz rich sections from 17-27 meters wide grade 0.44 to 0.48 % copper, 0.42 g/t gold, and 19 to 36 g/t silver. From the IP survey it is evident that the holes were situated on the “footwall” portion of the large IP chargeability anomaly. The southeastern 2,000 meter portion of the IP anomaly is up to 1,000 meters in width and increasing in intensity with depth. Only one shallow hole tested this section of the anomaly intersecting a 60 meter interval of phyllic altered porphyry grading 0.10 % copper and 0.16 g/t gold from 62-132 meters. A program of 6,000 meters of reverse circulation drilling is planned to test this large copper-gold zone with 350-400 meter holes.

La Julia Target – 9.8 line kilometers of pole-dipole IP chargeability has been completed. The survey has outlined a large and very intense IP chargeability anomaly with low resistivity over a width of 400 to 1,000 meters along a 1,500 meter strike length open to the east and southeast. Chargeability values are strong ranging from 15 to 60 milliseconds indicating greater sulphide concentrations than are seen on surface. On the most eastern lines, the anomaly increases to over 1,000 meters in width and extends under San Pedro hill at a depth of 100-150 meters. Surface mapping and satellite imagery at San Pedro indicates a radial fracture fault pattern, possibly related to a buried copper gold porphyry system, with copper-gold bearing fractures and quartz veining and breccias over an area 3,000 meters by 1,500 meters. The majority of the IP anomaly is covered by extensive sand cover and the eastern portion of the anomaly now projects under older intrusive cover. Previous mapping and sampling by RTZ over the western-most extent of the anomaly, in an extensive sand covered area, averaged 0.278 % copper and 0.026 g/t gold in 23 samples. The samples were taken from a zone of intense phyllic alteration with quartz stock work veinlets with oxide copper. A program of 4,000-5,000 meters of reverse circulation drilling is planned to test this zone.

La Chilca–Buitres – 49.3 line kilometers of gradient and pole-dipole IP has been completed. A moderate gradient chargeability anomaly has been identified in an extensive basalt covered area adjacent to a large area of phyllic altered porphyry. The highly altered porphyry is located 6 kilometers southeast and on trend with the La Tortora copper gold porphyry zone.

“We are encouraged by the very large size and intensity of the IP geophysical anomalies in association with strong alteration and good copper-gold mineralization on surface and in drill holes. A program of 10,000-12,000 meters of reverse circulation drilling is planned to start within the next 45 days to test these porphyry zones after the completion of drilling on the Company’s Arroyo Verde project in Chubut Province. “Portal is well funded with approximately Cdn$5,000,000 in the treasury to aggressively acquire, explore and develop base and precious metal projects in Argentina”, stated David Hottman, Chairman.

With a predominantly dry climate, mild winters, moderate topography and elevations in the range of 2,000 meters, exploration at Anchoris is possible throughout the year.

The IP chargeability-resistivity survey is being conducted by Quantec Geophysical Services of Mendoza, Argentina under the supervision of Portal’s senior geological personnel in Argentina. All work on the project is under the direction of Mr. Gary Nordin, P.Geo., British Columbia, the designated Qualified Person for the Anchoris project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.